EXHIBIT 11.1

                  JACKPOT ENTERPRISES, INC. AND SUBSIDIARIES
                   COMPUTATION OF EARNINGS PER COMMON SHARE
              THREE AND NINE MONTHS ENDED MARCH 31, 1997 and 1996
            (Dollars and shares in thousands, except per share data)

                                     Three Months Ended     Nine Months Ended
                                          March 31,            March 31,
                                     __________________     __________________
                                      1997       1996        1997       1996
                                     ______     _______     ______     _______
Primary:
  Earnings:
    Net income                       $1,971     $ 1,842     $5,482     $ 5,515
                                     ======     =======     ======     =======
  Shares:
    Weighted average number
      of common shares
      outstanding (A)                 9,172       9,305      9,287       9,303
                                     ======     =======     ======     =======

Primary earnings per share           $  .21     $   .20     $  .59     $   .59
                                     ======     =======     ======     =======
Fully diluted (B):
  Earnings:
    Net income                       $1,971     $ 1,842     $5,482     $ 5,515
    Add after-tax interest, net (C)      44         129        138         867
                                     ______     _______     ______     _______
    Net income, as adjusted          $2,015     $ 1,971     $5,620     $ 6,382
                                     ======     =======     ======     =======
  Shares:
    Weighted average number of
      common shares outstanding       9,172       9,305      9,287       9,303
    Common shares issuable upon
      exercise of stock options
      and warrants, net of common
      shares assumed to be
      repurchased from the proceeds
      using the greater of the
      average market price for the
      period or the period-end price    267         799        271       1,588
                                     ______     _______     ______     _______
    Weighted average number of common
      shares and common share
      equivalents outstanding,
      as adjusted                     9,439      10,104      9,558      10,891
                                     ======     =======     ======     =======
Fully diluted earnings per share     $  .21     $   .20     $  .59     $   .59
                                     ======     =======     ======     =======


___________________________
(A) Common shares issuable upon exercise of stock options and warrants, net of common shares assumed to be repurchased from the proceeds at the average market price for the period have been excluded from the computation because they had no effect on primary earnings per share.

(B) These calculations are submitted in accordance with Regulation S-K Item 601 (b) (ii) although not required by Footnote 2 to paragraph 14 of APB Opinion No. 15 because they had no effect on earnings per share.

(C) Amounts represent a decrease in interest expense and an increase in interest income as a result of the assumed reduction in borrowings and increase in investments in U. S. government securities from the application of the portion of the proceeds from the assumed exercise of stock options and warrants which were not applied towards the repurchase of outstanding common shares (equivalent to 20% of the common shares outstanding at the end of the applicable period).